UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)
LASERSCOPE

(Name of Subject Company)
LASERSCOPE

(Name of Persons Filing Statement)
Common Stock, no par value

(Title of Class of Securities)
518081104

(CUSIP Number of Class of Securities)
Peter Hadrovic
Vice President, Legal Affairs and Business Development,
General Counsel and Secretary
Laserscope
3070 Orchard Drive
San Jose, California 95143-2011
(408) 943-0636

(Name, address, and telephone number of person
authorized to receive notices and communications
on behalf of the persons filing statement)
with copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
(415) 773-5830
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2006, as amended to by Amendment No. 1 thereto filed with the SEC on July 5, 2006 (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Kermit Merger Corp. (“Purchaser”), a California corporation and an indirect, wholly owned subsidiary of American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), to purchase for cash all of the issued and outstanding shares of common stock, no par value (the “Shares”), of Laserscope, a California corporation (“Laserscope”), at a price of $31.00 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2006, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, each as amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) that was filed by Purchaser and AMS with the Securities and Exchange Commission on June 14, 2006. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Schedule 14D-9.
     This Amendment No. 2 makes certain changes to Items 3, 4, 8 and 9 of the Schedule 14D-9 and should be read in conjunction with the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
Merger Agreement
     Laserscope, AMS and Merger Sub have entered into an amendment to the Merger Agreement (“Amendment No. 1”) dated as of July 11, 2006 which:
•	extends the expiration date of the Offer by five business days to 12:00 midnight Central time on July 19, 2006 rather than July 12, 2006;

•	amends the Revised Minimum Condition to mean 49.9% of the total number of shares of Laserscope common stock outstanding at the expiration of the Offer;

•	effects the waiver by AMS and Merger Sub of the conditions to the Offer pertaining to the absence of any adverse actions or proceedings, any uncured material inaccuracy in Laserscope’s representations and warranties, any uncured material failure by Laserscope to perform its covenants and any material adverse effect on Laserscope since March 31, 2006 during the five business day extension of the Offer; however, such conditions will be reinstated if the Offer is extended in accordance with the terms of the Merger Agreement beyond July 19, 2006; and

•	effects a waiver by AMS and Merger Sub of their right to terminate the Merger Agreement due to Laserscope’s breach of the covenants or agreements in the Merger Agreement or due to any breach of any of the representations and warranties of Laserscope in the Merger Agreement during the five business day extension of the Offer; however, such right will be reinstated if the Offer is extended in accordance with the terms of the Merger Agreement beyond July 19, 2006.

     This summary is qualified in its entirety by reference to Amendment No. 1, which has been filed as Exhibit (e)(11) to this Schedule 14D-9 and is hereby incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
     Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
Background of the Offer
     On July 10, 2006, Martin J. Emerson, the President and Chief Executive of AMS, sent to Eric M. Reuter, the President and Chief Executive of Laserscope, a letter, the body of which reads as follows:
“Dear Eric:
As our respective legal counsel have discussed, I am writing to update you regarding the status of the senior secured financing for the pending acquisition of Laserscope by American Medical Systems, and to request that Laserscope’s board of directors consider and approve an extension to the initial tender offer period in order to accommodate the financing closing.
In the time since we executed the acquisition agreement, AMS and its advisors, bankers and lenders have worked diligently, against an admittedly aggressive schedule, to complete our public offering of convertible notes, obtain favorable bank ratings and to be in a position to close on the senior secured loan facility.
At this point in time, I am pleased to inform you that we have made very substantial progress on the senior facility. Participants in the syndication have been confirmed, and all of the material agreements for the credit facility have been fully negotiated and are ready for review by syndicate members. In short, there are no substantive issues left to be resolved that will impact the closing of this facility.
Although we have completed our negotiations, we do, however, still need to complete various mechanical steps necessary to effect the senior secured loan and be in a position to close on the facility (including obtaining consents, entering into control agreements with various third parties, granting mortgages, completing title work, obtaining environmental reviews of real property etc.). As this loan is secured and involves each of our subsidiaries, it is far more document intensive than other types of facilities. Our personnel and advisors and our lenders are working diligently on these items, but given the tasks that need to be completed, we believe that closing at any time before the current initial expiration time of the tender offer would be unlikely.
For this reason, AMS is requesting that Laserscope consider and approve an appropriate amendment to the Agreement and Plan of Merger, extending the initial tender offer period by five (5) business days. We are confident that this will provide adequate time to complete the financing and ensure that AMS is in a position to consummate the offer.”
     Subsequently, counsel to AMS and Laserscope exchanged drafts of Amendment No. 1. Counsel to AMS and counsel to Laserscope discussed the CIT financing, Amendment No. 1 and the conditions to consummation of the tender offer under the Merger Agreement that Laserscope must satisfy in order for AMS to be obligated to accept tendered Shares. Later in the day on July 10, 2006, the Board held a special meeting to consider the proposed amendment to the Merger Agreement. After discussion, the Board approved and adopted Amendment No. 1.
     On July 11, 2006, Laserscope, AMS and Merger Sub entered into Amendment No. 1.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
Litigation
     In order to avoid the uncertainties, burden and expense of protracted litigation, the parties entered into discussions with respect to a potential settlement of the Shareholder Actions. On July 10, 2006, the plaintiffs and the named defendants in the Shareholder Actions reached a tentative settlement of the class action lawsuits and entered into a Memorandum of Understanding setting forth the terms of the proposed settlement. Among other conditions, the settlement is subject to negotiation of a final stipulation of settlement and court approval.
     Pursuant to the Memorandum of Understanding, Laserscope agreed to pay $275,000 to the plaintiffs’ counsel for their fees and expenses, subject to final approval of the settlement terms, other than the terms with respect to such fees and expenses, and to approval of such fees and expenses by the court.

     On July 7, 2006, Bank of America Securities LLC filed a purported lawsuit in the District Court for the Southern District of New York, captioned Banc of America Securities LLC v. Laserscope, Case Number: 06 CV 5168 (the “BAS Action”), against Laserscope. The BAS Action arises out of an engagement letter between Laserscope and Bank of America Securities LLC (“BAS”) dated June 3, 2004, which Laserscope terminated effective as of July 25, 2005. The BAS Action includes an allegation that Laserscope agreed in the BAS engagement letter to use BAS as its sole financial advisor in connection with any sale of Laserscope, that Laserscope never offered to engage BAS in connection with the AMS transaction, that BAS demanded that Laserscope engage BAS as its financial advisor in connection with the AMS transaction and that Laserscope is in breach of the engagement letter. In the BAS Action, BAS seeks monetary damages for breach of the engagement letter of $75,000 for fees of BAS, plus an additional amount to be determined at trial. Laserscope intends to vigorously defend the BAS Action.

Item 9. Material to be Filed as Exhibits. **

EXHIBIT NO.	DESCRIPTION

(a)(1)	Section 11 and Section 15 of the Offer to Purchase, dated June 14, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by American Medical Systems Holdings, Inc. and Kermit Merger Corp. with the Securities and Exchange Commission (the “SEC”) on June 14, 2006).

(a)(2)	Letter to Shareholders of Laserscope dated June 14, 2006.*

(a)(3)	Joint Press Release issued by American Medical Systems Holdings, Inc. and Laserscope dated June 5, 2006 (incorporated herein by reference to Exhibit 99.2 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).

(e)(1)	Agreement and Plan of Merger, dated as of June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp. (incorporated herein by reference to Exhibit 2.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006)(Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K and copies thereof will be furnished to the Securities and Exchange Commission supplementally upon request).

(e)(2)(i)	Form of Management Continuity Agreements between Laserscope and each of its executive officers (incorporated herein by reference to Exhibit 10.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on December 28, 2005).

(e)(2)(ii)	Form of First Amendment to Management Continuity Agreements between Laserscope and each of its executive officers (incorporated herein by reference to Exhibit 10.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).

(e)(3)	Form of Shareholder Agreement by and between American Medical Systems Holdings, Inc. and each of the directors and certain of the officers of Laserscope (incorporated herein by reference to Exhibit 99.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).

(e)(4)	Confidentiality Agreement dated February 16, 2006 between Laserscope and American Medical Systems Holdings, Inc. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO)

(e)(5)	Form of Indemnification Agreement.

EXHIBIT NO.	DESCRIPTION

(e)(6)	Information Statement of Laserscope pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder dated June 14, 2006 (included as Schedule I hereto).*

(e)(7)	Opinion of Goldman, Sachs & Co. dated June 3, 2006 (included as Schedule II hereto).*

(e)(8)	Complaint of Mark Greenwald against Laserscope et. al., filed in the Superior Court of the State of California County of Santa Clara on June 7, 2006.

(e)(9)	Complaint of Benjamin Del Vecchio against Laserscope et. al., filed in the Superior Court of the State of California County of Santa Clara on June 7, 2006.

(e)(10)(i)	Form of Retention Agreement (for eligible finance and accounting employees).

(e)(10)(ii)	Form of Retention Agreement (for other eligible employees).

(e)(11)	Amendment to Agreement and Plan of Merger, dated as of July 11, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp. (incorporated herein by reference to Exhibit 2.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on July 11, 2006).

(e)(12)	Memorandum of Understanding dated as of July 10, 2006 among Laserscope and the plaintiffs listed therein.

(g)(1)	Not Applicable.
*	Included with Schedule 14D-9 mailed to the shareholders of Laserscope.

**	All exhibits previously filed, other than Exhibits (e)(11) and (e)(12), which are filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 11, 2006

By:	/s/ Peter Hadrovic
	Name:	Peter Hadrovic
	Title:	Vice President, Legal Affairs and Business Development, General Counsel and Secretary

Exhibits Index**

EXHIBIT NO.	DESCRIPTION

(a)(1)	Section 11 and Section 15 of the Offer to Purchase, dated June 14, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by American Medical Systems Holdings, Inc. and Kermit Merger Corp. with the Securities and Exchange Commission (the “SEC”) on June 14, 2006).

(a)(2)	Letter to Shareholders of Laserscope dated June 14, 2006.*

(a)(3)	Joint Press Release issued by American Medical Systems Holdings, Inc. and Laserscope dated June 5, 2006 (incorporated herein by reference to Exhibit 99.2 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).

(e)(1)	Agreement and Plan of Merger, dated as of June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp. (incorporated herein by reference to Exhibit 2.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006)(Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K and copies thereof will be furnished to the Securities and Exchange Commission supplementally upon request).

(e)(2)(i)	Form of Management Continuity Agreements between Laserscope and each of its executive officers (incorporated herein by reference to Exhibit 10.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on December 28, 2005).

(e)(2)(ii)	Form of First Amendment to Management Continuity Agreements between Laserscope and each of its executive officers (incorporated herein by reference to Exhibit 10.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).

(e)(3)	Form of Shareholder Agreement by and between American Medical Systems Holdings, Inc. and each of the directors and certain of the officers of Laserscope (incorporated herein by reference to Exhibit 99.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on June 5, 2006).

(e)(4)	Confidentiality Agreement dated February 16, 2006 between Laserscope and American Medical Systems Holdings, Inc. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO)

(e)(5)	Form of Indemnification Agreement.

EXHIBIT NO.	DESCRIPTION

(e)(6)	Information Statement of Laserscope pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder dated June 14, 2006 (included as Schedule I hereto).*

(e)(7)	Opinion of Goldman, Sachs & Co. dated June 3, 2006 (included as Schedule II hereto).*

(e)(8)	Complaint of Mark Greenwald against Laserscope et. al., filed in the Superior Court of the State of California County of Santa Clara on June 7, 2006.

(e)(9)	Complaint of Benjamin Del Vecchio against Laserscope et. al., filed in the Superior Court of the State of California County of Santa Clara on June 7, 2006.

(e)(10)(i)	Form of Retention Agreement (for eligible finance and accounting employees).

(e)(10)(ii)	Form of Retention Agreement (for other eligible employees).

(e)(11)	Amendment to Agreement and Plan of Merger, dated as of July 11, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp. (incorporated herein by reference to Exhibit 2.1 to Laserscope’s Current Report on Form 8-K filed with the SEC on July 11, 2006).

(e)(12)	Memorandum of Understanding dated as of July 10, 2006 among Laserscope and the plaintiffs listed therein.

(g)(1)	Not Applicable.
*	Included with Schedule 14D-9 mailed to the shareholders of Laserscope.

**	All exhibits previously filed, other than Exhibits (e)(11) and (e)(12), which are filed herewith.